Mail Stop 4720

October 21, 2009

George S. Rapp
Harleysville National Corp.
483 Main Street
Harleysville, PA 19438

> **Re: Harleysville National Corp**
> **Form 10-K for Fiscal Year Ended**
> **December 31, 2008**
> **Form 10-Q for the Period Ended**
> **June 30, 2009**
> **File No. 000-15237**

Dear Mr. Rapp:

We have reviewed your response filed August 26, 2009 and have the following comments.

Form 10-Q as of June 30, 2009

Financial Statements

Note 3 – Investment Securities, page 10

1. Considering the significant judgment required to determine if a security is other than temporarily impaired and the focus users of financial statements have placed on this area, we believe comprehensive and detailed disclosure is required to meet the disclosure requirements in paragraph 38 of FSP FAS 115-2, FAS 124-2 and Item 303 of Regulation S-K. Therefore, for each pooled trust preferred security with at least one rating below investment grade, please revise future filings to disclose the following information as of the most recent period end: single-issuer or pooled, class, book value, fair value, unrealized gain/loss, lowest credit rating assigned to the security, number of banks currently performing, actual deferrals and defaults as a percentage of the original collateral, expected deferrals and defaults as a percentage of the remaining performing collateral (along with disclosure about assumption on recoveries for both deferrals and defaults) and excess subordination as a percentage of the remaining performing collateral. Additionally, please clearly disclose how you calculate excess subordination

and discuss what the excess subordination percentage signifies, including
relating it to other column descriptions, to allow an investor to understand
why this information is relevant and meaningful.

2. We note you have recorded other than temporary impairment ("OTTI") of $1.9
million and $1.3 million during the fourth quarter of 2008 and the first quarter of
2009, respectively, mostly as a result of deterioration in the individual credits of a
collateralized debt obligation investment in a pool of trust preferred securities.
Furthermore, we note that you did not record any cumulative effect adjustment
upon the adoption of FSP 115-2.

- Please tell us and revise your disclosure in future filings to clarify whether
  you intended to sell these securities or had determined that it was more
  likely than not that you would be required to sell the securities before
  recovery of the amortized cost basis. If not, please tell us how you
  calculated the cumulative effective adjustment for your securities.

- Please provide us a schedule that details the amortized cost, fair value and
  the amount of OTTI recognized for each security as of December 31, 2008
  and March 31, 2009, prior to your adoption of FSP 115-2.

- Please tell us if there were any differences in the assumptions/inputs used
  in the cash flow analysis for your calculation of the cumulative effect
  adjustment and your discounted cash flows calculation used to determine
  whether there was an adverse change in estimated cash flows at the period
  end prior to your adoption of FSP 115-2. If there were differences, please
  identify them, explain why you believe the differences were appropriate
  and identify any accounting guidance that supports your position. We
  note that paragraph 45 of FSP 115-2 requires you to calculate the
  cumulative adjustment as of the beginning of the period in which you
  adopt the standard and it appears that your calculation would be based on
  the unadjusted cash flows used in your adverse change in cash flow
  assessment at March 31, 2009.

Note 13 – Fair Value Measurements, page 25

3. We note you have classified pooled trust preferred securities as level 2 inputs in
your fair value measurement table on page 26. Please tell us how you determined
these asset valuations should be classified as level 2.

4. As a related matter, please provide more detailed disclosure in future filings to
describe how you measure fair value on your trust preferred securities. Please tell
if the third party that performs the OTTI analysis also performs the fair value

measurement and if the same estimate of expected cash flows are used for the fair value measurement and the OTTI ratio calculations, and if not, why not.

Form 10-K as of December 31, 2008

Financial Statements

Note 4 – Investment Securities, page 72

5. We note your response to comment 1 of our letter dated August 12, 2009, stating that MM Community Funding II Ltd. and TPREF Funding III, Ltd. did not meet your established criteria for requiring a discounted cash flow analysis despite the significant unrealized losses on these securities as of December 31, 2008 and March 31, 2009. We also note your response stating that in evaluating securities for OTTI, you believe there are no conditions of other-than temporary impairment if there is "negative excess collateral less than 1% of the outstanding collateral, and the principal shortfall, and interest shortfall ratios are 15% or higher." We have the following comments:

   - Please provide us with a definition of negative excess collateral and provide us with a detailed description of how this is calculated including quantified example(s);
   - Please tell us how you determined the negative excess collateral threshold of 1% is appropriate;
   - Please expand your definition of principal and interest shortfall ratios to include detailed descriptions of how these are calculated, including quantified example(s);
   - Please tell us if the principal and interest shortfall ratios and the excess collateral calculation only include actual deferrals/defaults and if so why you believe it is appropriate to use these criteria to evaluate impairment is other-than-temporary considering the guidance in paragraph 8 of 115-2 which clarifies that you should use expected cash flows which incorporates future deferrals/defaults to evaluate if impairment is other-than-temporary; and
   - You state the negative excess collateral and principal and interest shortfall ratios are based upon discussion with your third-party investment advisors. Please tell us if your third-party advisor utilized a discounted cash flow analysis and if so, please provide us with the discount rate, projected deferral/default rates and the recovery percentage used in the analysis. We refer you to comment 1 of our letter dated August 12, 2009 for the type of information we would like you to discuss.

6. Please explain to us in detail and revise future filings to discuss the discounted cash flow procedures you perform subsequent to determining your securities do not meet the initial OTTI criteria, described in your August 12, 2009 response letter. Also, please quantify by dollar and percentage the amount of securities that failed the initial criteria and required further analyses as of December 31, 2008 and June 30, 2009. Please also provide us with the names of the securities that required a discounted cash flow analysis in order to determine whether OTTI existed.

As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a cover letter with your response that provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

You may contact Babette Cooper at (202) 551-3396 or me at (202) 551-3423 if you have any questions.

Sincerely,

Amit Pande
Accounting Branch Chief